

August 15, 2013

Via E-mail
Mr. Robert J. Palmisano
President and Chief Executive Officer
Wright Medical Group, Inc.
5677 Airline Road
Arlington, TN 38002

> **Re:** **Wright Medical Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 22, 2013**
> **Form 10-Q for the Quarter Ended June 30, 2013**
> **Filed August 6, 2013**
> **File No. 000-32883**

Dear Mr. Palmisano:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 51

1. Please revise future filings to provide all of the disclosures required by Item 305 of Regulation S-K for all of the market risks of your various financial instruments, including the 2017 Convertible Notes, 2017 Notes Conversion Derivative and 2017 Notes Hedges. In this regard, provide quantitative information in one of the three alternatives set forth in Item 305 of Regulation S-K and General Instructions to Paragraph 305(a) and 305(b).

Consolidated Financial Statements, page 53

Consolidated Statements of Comprehensive Income, page 58

2.   Please revise future filings to disclose the changes in the accumulated balances for each component of other comprehensive income. Refer to paragraph 220-10-45-14a and 220-10-55-15 of the FASB Accounting Standards Codification.

Notes to Consolidated Financial Statements, page 63

Note 2 – Summary of Significant Accounting Policies, page 63

Product Liability Claims, Product Liability Insurance Recoveries, and Other Litigation, page 63

3.   We note that you record "at least the minimum estimated liability related to those claims where a range of loss has been established." Please tell us how you establish a range of loss, how you determine the amount to accrue and how you estimate reasonably possible losses subject to disclosure under Topic 450 of the FASB Accounting Standards Codification.

4.   Please explain to us the option pricing model used to determine fair value of the 2017 Notes Hedges and 2017 Notes Conversion Derivative, and the assumptions used in the model.

Note 17 – Commitments and Contingencies, page 85

Product liability, page 86

5.   We note that you recorded your PROFEMER® personal injury claims as part of your standard product liability accruals, and the management estimate made in the third quarter of 2011 with regard to North American claims liability. Please tell us the following:

- whether you consider the additional accrual in the third quarter of 2011 to be a change in accounting estimate, a change in accounting policy or an accounting contingency and how you made this determination,
- what, if any, warranty for personal injury you provide to end users of this product, and
- how you determine, in reasonable detail, what amounts to accrue and how such accruals are adjusted or changed for claims in North America and outside of North America.

6.   You state that future revisions of your provisions could materially impact results of operations. Please disclose any reasonably possible loss or range of loss for all current known claims for product liability, or state why such range could not be estimated in future filings.

Note 18 – Segment Data, page 88

7.   We note the discussion of other items not considered in segment profitability. Please provide the disclosures of paragraph 280-10-50-29.b of the FASB Accounting Standards Codification regarding accounting policies for allocation of centrally incurred costs included as corporate expenses that are necessary for an understanding of the reported segment information in future filings.

Form 10-Q for the Quarter Ended June 30, 2013

Liquidity and Capital Resources, page 28

8.   Please disclose the following information for each of your in-process research and development projects in future filings:

* the fair value assigned to each project,
* the stage of completion at acquisition date of the projects,
* the current status of the projects,
* the costs incurred during each period presented and to-date on the projects,
* the nature, timing and estimated costs of the efforts necessary to complete the projects,
* the anticipated completion dates, and
* the risks and uncertainties associated with completing development on schedule and the financial impact on operations or your financial position.

To the extent any such information is not available, disclose that fact and the circumstances that preclude you from providing it. Refer to the following for more information on research and development expenses: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii

Critical Accounting Policies and Estimates, page 29

9.   In future filings, please discuss the methods and assumptions used to estimate the fair value assigned to your in-process research and development.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry, Staff Accountant, at (202) 551-3761 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Lynn Dicker for

Kevin L. Vaughn
Accounting Branch Chief